File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

May 16, 2008

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on May 16, 2008, the following messages.

- Business and Capital Alliances
  between Bridgestone Corporation and Toyo Tire & Rubber Co., Ltd.

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

dw 5/22

16, May 2008

Bridgestone Corporation
Toyo Tire & Rubber Co., Ltd.

Business and Capital Alliances between Bridgestone Corporation and Toyo Tire & Rubber Co., Ltd.

Bridgestone Corporation (hereinafter referred to as "Bridgestone") and Toyo Tire & Rubber Co., Ltd. (hereinafter referred to as "Toyo") announce that, today, Bridgestone and Toyo agreed to pursue consultation in business alliances and entered into business and capital alliance agreement.

1. Objective of Business and Capital Alliances:

In recent years, the tire and the rubber industry is confronting with unprecedented changes in the business environment such as structural changes in demand due to bipolarization of market into high performance products and general-purpose products, structural changes in competition due to emerging power with low-priced products, and structural change in earnings due to steep rise of raw material cost.

Under such environment, by effective use of strengths and business resources of Bridgestone and Toyo, these alliances are expected to create synergy-effect which will bring additional corporate values for both Bridgestone and Toyo.

2. Business Alliances:

Actual contents of business alliances between Bridgestone and Toyo will be discussed and decided in the project teams which will immediately be organized for respective sectors aiming to create increased efficiencies in the business and synergy-effect. The project teams are expected to discuss the cooperation in the areas below and are scheduled to provide outline of the contents of business alliances by autumn this year. Both Bridgestone and Toyo will fully and strictly comply with the requirements and prohibitions of the competition laws of all jurisdictions in pursuing the establishment of business alliances between the two companies.

(1) Production-technology Development
- To study advanced production technology including co-development of new production methodology and machineries.

(2) Procurement of Raw Materials, Other Materials and Equipments
- To study more competitive method of procurement by utilizing the supply and procurement capacities of Toyo and Bridgestone

(3) Cross Production between Bridgestone and Toyo

-To seek for synergies in economy of scale in production, merits in distributions, and utilization of spare production capacities

(4) Logistics

-To seek for cooperation in logistics at global level

(5) Business Other than Tires

- To study possible synergies in common business areas other than tires

3. Capital Alliance:

In order for Bridgestone and Toyo to discuss and pursue business alliances under stable relationship with mutual trust, the two companies decided to establish a capital alliance.

Toyo will issue new ordinary share of 20 million stocks (8.72% of the issued stocks including this issue) and allocate all shares to Bridgestone Corporation and Bridgestone will take all. On the other hand, Bridgestone will allocate 3.9million of its treasury stocks (0.48% of issued stocks) to Toyo Corporation and Toyo will take all.

Note: In order to comply with the Anti-monopoly Act and other related laws of every country, necessary reporting and consultation will be conducted to relevant authorities. As a result, the scheme or timing of this alliance may be changed upon mutual consultation and an agreement between both companies.

4. Summary of Parties:

(1) Trade Name	Bridgestone Corporation	Toyo Tire & Rubber Co., Ltd.
(2)Principal Business	Manufacture and sales of Tires, Chemical & Industrial Products and Automotive Parts	Manufacture and sales of Tires, Chemical & Industrial Products and Automotive Parts
(3)Date of Incorporation	March 1, 1931	August 1, 1945
(4)Address of Headquarters	10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo, Japan	17-18, Edobori 1-Chome, Nishi-ku, Osaka, Japan
(5)Representative	Shoshi Arakawa, Chairman of the Board, CEO and President	Kenji Nakakura, President and CEO
(6) Capital Stock	126,354 million Yen	23,974 million Yen
(7) Fiscal Term	Ending December 31	Ending March 31
(8) Number of Employees	133,752 employees (consolidated)	7,248 employees (consolidated)

(9) Principal Shareholders and Shareholding Ratio	Ishibashi Foundation 9.43% Japan Trustee Services Bank, Ltd.(Trust account) 4.82% The Master Trust Bank of Japan, Ltd. (Trust account). 4.18% Hiroshi Ishibashi 3.33% Nippon Life Insurance Company 2.46% Sumitomo Mitsui Banking Corporation 2.21% Nomura Securities Co. Ltd 2.09% Nagasaka Corporation 2.01% Mizuho Corporate Bank Ltd. 1.53% Japan Trustee Services Bank, Ltd.(Trust account) 1.52%	HSBC Fund Services Sparx Asset Management Corporated 12.92% HSBC Fund Services Sparx Asset Management Limited-U.S. Client 11.39% Toyota Motor Corporation 4.56% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 4.49% Japan Trustee Services Bànk, Ltd. (Toyobo Co., Ltd. Retirement benefit trust account) 3.71% Japan Trustee Services Bank, Ltd. (Trust account) 3.16% Nippon Life Insurance Company 3.03% Morgan Stanley and Co. Inc. 2.72% The Master Trust Bank of Japan, Ltd. (Trust account) 2.41% The Yokohama Rubber Co., Ltd. 1.91%
(10) Parties' Relationship	There are no capital and personnel relationship. There are manufacturing licensing agreements. Each party does not fall under the category of affiliated parties.	
Note:	*"Capital Stock," "Number of Employees" and "Principal Shareholders and Shareholding Ratio" are as of December 31, 2007 for Bridgestone, and March 31, 2008 for Toyo.*	

5. Schedule:

16 May 2008	Resolution by the board of directors meeting in Bridgestone and Toyo
16 May 2008	Conclusion of Business and Capital Alliance Agreement
16 Oct 2008	Execution of Payment

6. Prospects:

The effect of this business and capital alliance for this fiscal year on both consolidated and non-consolidated business are expected to be immaterial for Bridgestone and Toyo, although each company is expected to benefit from this alliance in the middle- and long-term.

-END-

Contact: Bridgestone Corporation Public Relations
(+81-3-3563-6811)

END